United States securities and exchange commission logo





                            February 17, 2023

       Jingwei Zhang
       Chief Financial Officer
       MingZhu Logistics Holdings Limited
       27F Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 3 to
Form 20-F for the fiscal year ended December 31, 2021
                                                            filed February 8,
2023
                                                            Response dated
February 8, 2023
                                                            File No. 001-39654

       Dear Jingwei Zhang:

              We have reviewed your February 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 5, 2023 letter.

       Amendment No. 3 to Form 20-F for the fiscal year ended December 31, 2021

       Capital Expenditures, page 114

   1. We note your response to prior comment 4. Please revise the disclosures to appropriately identify and clearly
describe the term adjusted capital expenditure as a non-GAAP financial measure and
provide the disclosures required by Item 10(e) of Regulation S-K.
                                                        Refer to Question
100.05 of the Compliance Disclosure and Interpretations on Non-
                                                        GAAP Financial
Measures, updated December 13, 2022.
 Jingwei Zhang
MingZhu Logistics Holdings Limited
February 17, 2023
Page 2
Note 11 - Acquisition, page F-20

2. We note your response to prior comment 5. Since your ordinary shares are trading in an active market it appears to us the quoted price on NASDAQ provides the most reliable evidence of fair value. Accordingly, please revise your valuation of the shares issued in these acquisitions as purchase consideration to be based on the quoted trading price of your ordinary shares on the dates of acquisitions, as required by ASC 820-10-35-41, or demonstrate to us how you met the exception criteria specified in paragraph ASC 820-10-
         35-41C to use an alternative pricing method.
       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJingwei Zhang                              Sincerely,
Comapany NameMingZhu Logistics Holdings Limited
                                                             Division of
Corporation Finance
February 17, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName